UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Public-Held Company

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

NOTICE TO MARKET

Sendas Distribuidora S.A (“Company”) informs that it has received the information set forth in Article 12 of CVM Ruling No. 44, of August 23, 2021, and discloses the communication received from BlackRock, Inc., that its aggregate holdings added up to approximately 5.16% of the total common shares issued by the Company, as well as the issuance of derivative financial instruments referenced in common shares with financial settlement, representing approximately 0,01% of the total common shares issued by the Company.

The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market, through the e-mail address: assai.ri@assai.com.br

São Paulo, October 15th, 2021.

SENDAS DISTRIBUIDORA S.A.

Gabrielle Helú

Investor Relations Officer

SENDAS DISTRIBUIDORA S.A.

Av. Ayrton Senna, 6.000, Lote 2, Pal 48959, Anexo A

CEP.: 22775-005 - Rio de Janeiro, RJ, Brasi

Attn: Sra. Gabrielle Castelo Branco Helú

Diretora de Relações com Investidores

Tel.: 55 (11) 3411-5042

E-mail: ri@assai.com.br

October 15, 2021

SENDAS DISTRIBUIDORA S.A. – Disclosure of Material Equity Holding

Dear Sirs,

1	The undersigned BlackRock, Inc. (“BlackRock”), hereby informs, on behalf of some of its clients, in its capacity as investment manager, that it has acquired ordinary shares and ADRs issued by SENDAS DISTRIBUIDORA S.A. so that, on October 12th, 2021, its aggregated holdings added up to 68,474,267 ordinary shares and 202,186 ADRs, totaling 69,485,197 shares representing approximately 5.16% of the total ordinary shares issued and 128,669 cash settled derivatives representing approximately 0.01% of the total ordinary shares issued by SENDAS DISTRIBUIDORA S.A.
2	For the purposes of Article 12 of the Brazilian Securities Commission (“CVM”) Ruling No. 358, of January 3, 2002, as amended, BlackRock hereby requests SENDAS DISTRIBUIDORA S.A. Investors Relations Officer to disclose the following information to CVM and to the relevant bodies:
(i)	BlackRock registered office is located at 55 East 52nd Street, New York, New York 10055- 0002, USA;
(ii)	BlackRock’s aggregated holdings added up to 68,474,267 ordinary shares and 202,186 ADRs, totaling 69,485,197 shares representing approximately 5.16% of the total ordinary shares issued and 128,669 cash settled derivatives representing approximately 0.01% of the total ordinary shares issued by SENDAS DISTRIBUIDORA S.A. as specified on item 1 above;
(iii)	the purpose of the above-mentioned equity holdings is strictly of investment, and there is no intention to change the control composition or the administrative structure of SENDAS DISTRIBUIDORA S.A.;
(iv)	no debentures convertible into shares issued by SENDAS DISTRIBUIDORA S.A. are held by BlackRock; and
(v)	no agreement or contract regulating the exercise of voting right or the purchase and sale of securities issued by SENDAS DISTRIBUIDORA S.A. were executed by BlackRock.

3	Please do not hesitate to contact us with any further question or comment on the above.

Yours faithfully,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.